03011622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| [illegible]5 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colby & White, LP

| OFFICIAL USE ONLY |
|---|
| 104137 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Summit Avenue, Suite 306
(No. and Street)

Fort Worth (City) Texas (State) 76102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Schaps (281) 367-0380
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

1600 West 7th St., Suite 300 (Address) Fort Worth (City) Texcas (State) 76102 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MAR 1 2 2003

**OATH OR AFFIRMATION**

I, Michael R. Schaps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colby & White, LP, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Michael R. Schaps FINOP

Title

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. No subordinated loans during this period
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. See schedule II
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. See Schedule II
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the ~~Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# COLBY & WHITE, L. P.

## FINANCIAL REPORT

## DECEMBER 31, 2002

# CONTENTS

# INDEPENDENT AUDITOR'S REPORT

To the Partners
Colby & White, L. P.
Fort Worth, Texas

We have audited the accompanying statements of financial condition of Colby & White, L. P. as of December 31, 2002 and 2001, and the related statements of income, changes in partners' capital, and cash flows for the year ended December 31, 2002 and the period from inception (March 9, 2000) through December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colby & White, L. P. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the year ended December 31, 2002 and the period from inception (March 9, 2000) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 7, 2003

# FINANCIAL STATEMENTS

# COLBY & WHITE, L. P.
## STATEMENTS OF FINANCIAL CONDITION
## DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| ASSETS | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 414 | $ 627 |
| Deposit with clearing organization | 20,171 | 20,914 |
| Receivable from clearing organization | 23,994 | 32,626 |
| Commissions receivable | 23,283 | - |
| Prepaid expenses | - | 750 |
| TOTAL ASSETS | $ 67,862 | $ 54,917 |
| LIABILITIES AND PARTNERS' CAPITAL | | |
| LIABILITIES | | |
| Payable to clearing organization | $ 2,476 | $ 7,266 |
| Accounts payable, accrued expenses, and other | 8,898 | 7,122 |
| | 11,374 | 14,388 |
| PARTNERS' CAPITAL | 56,488 | 40,529 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ 67,862 | $ 54,917 |

The Notes to Financial Statements are
an integral part of these statements.

# COLBY & WHITE, L. P.
## STATEMENTS OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD FROM INCEPTION (MARCH 9, 2000) THROUGH DECEMBER 31, 2001

| | 2002 | 2001 |
|---|---|---|
| COMMISSIONS REVENUE | $ 567,508 | $ 619,717 |
| OPERATING EXPENSES | | |
| Employee compensation and benefits | 129,632 | 173,618 |
| Clearing charges | 57,219 | 71,935 |
| Occupancy | 22,458 | 23,092 |
| Telephone, postage, and delivery | 12,718 | 15,441 |
| Dues, fees, and subscriptions | 5,975 | 23,946 |
| Other general and administrative | 30,582 | 37,230 |
| | 258,584 | 345,262 |
| NET INCOME | $ 308,924 | $ 274,455 |
| PER UNIT DATA | | |
| Basic net income per unit | $ 308.92 | $ 274.46 |
| Weighted average units outstanding | 1,000 | 1,000 |

The Notes to Financial Statements are
an integral part of these statements.

# COLBY & WHITE, L. P.
## STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
## FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD FROM INCEPTION (MARCH 9, 2000) THROUGH DECEMBER 31, 2001

| | Partners' Capital |
|---|---|
| BALANCE, March 9, 2000 | $ - |
| Net income | 274,455 |
| Partner contributions | 51,575 |
| Partner distributions | ( 285,501) |
| BALANCE, December 31, 2001 | $ 40,529 |
| Net income | 308,924 |
| Partner distributions | ( 292,965) |
| BALANCE, December 31, 2002 | $ 56,488 |

The Notes to Financial Statements are
an integral part of these statements.

# COLBY & WHITE, L. P.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD FROM INCEPTION (MARCH 9, 2000) THROUGH DECEMBER 31, 2001

| | 2002 | 2001 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ 308,924 | $ 274,455 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Changes in operating assets and liabilities | | |
| Deposit with clearing organization | 743 | ( 20,914) |
| Receivable from clearing organization | 8,632 | ( 32,626) |
| Commissions receivable | ( 23,283) | - |
| Prepaid expenses | 750 | ( 750) |
| Payable to clearing organization | ( 4,790) | 7,266 |
| Accounts payable, accrued expenses, and other | 1,776 | 7,122 |
| Net cash provided by operating activities | 292,752 | 234,553 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Contributions from partners | - | 51,575 |
| Distributions to partners | ( 292,965) | ( 285,501) |
| Net cash used in financing activities | ( 292,965) | ( 233,926) |
| Net increase (decrease) in cash | ( 213) | 627 |
| CASH, beginning of year | 627 | - |
| CASH, end of year | $ 414 | $ 627 |

The Notes to Financial Statements are an integral part of these statements.

## COLBY & WHITE, L.P.
## NOTES TO FINANCIAL STATEMENTS

### NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and other significant accounting policies are as follows:

**Nature of Operations**

Colby & White, L. P. (the Partnership) operates primarily as a broker of publicly traded securities and investments in Texas, Oklahoma, and Florida using a clearing organization in Texas.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management's estimates on total estimated costs on construction jobs are particularly sensitive in the determination of revenues.

**Revenue Recognition**

Commission income and expenses are recorded on a trade date basis.

**Income Taxes**

The Partnership does not pay federal income taxes on its taxable income. Instead, the partners are individually liable for federal income taxes on the Partnership's taxable income.

**Cash Flows Presentation**

For purposes of the statement of cash flows, time deposits that mature in three months or less and certificates of deposit are considered cash and cash equivalents.

**Accounts Receivable**

The Partnership has not provided an allowance for doubtful accounts. All receivables considered doubtful have been charged to current operations and it is management's opinion that no additional material amounts are doubtful of collection.

**Concentration of Credit Risk**

The Partnership maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such

**COLBY & WHITE, L.P.**
**NOTES TO FINANCIAL STATEMENTS**

accounts. The Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

**COLBY & WHITE, L.P.**
**NOTES TO FINANCIAL STATEMENTS**

## NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - continued

### Earnings Per Unit

The ownership of the Partnership consists of 1,000 participating units of which 10 are owned by the general partner and 990 are owned by the limited partner. Basic earnings per unit are calculated based on the weighted average units outstanding during the period. There were no changes in the number of units outstanding during the period and there have been no potential units issued. Therefore, diluted earnings per unit does not apply.

## NOTE 2. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. If the net capital ratio exceeds 10 to 1 the Partnership may not withdraw equity capital or pay cash distributions. At December 31, 2002 and 2001 the Partnership had net capital of $54,705 and $37,063, which was $49,705 and $32,063, respectively, in excess of its required net capital of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.21 to 1 and 0.39 to 1 at December 31, 2002 and 2001.

## NOTE 3. COMMITMENTS AND CONTINGENCIES

The Partnership leases office space under a long-term non-cancelable operating lease. Future minimum lease payments at December 31, 2002 total $6,000 for the year ended December 31, 2003.

The lease provides for the payment of a pro-rata share of expenses and taxes on the property, which totaled $4,459 and $2,659 for the periods ended December 31, 2002 and 2001, respectively. The total rent paid under the operating lease totaled $18,000 for the periods ended December 31, 2002 and 2001.

## NOTE 4. CONCENTRATIONS

At December 31, 2002 the entire receivable balance is due from the clearing broker and an insurance company for transactions in December 2002. At December 31, 2001 the entire receivable balance is due from the clearing broker for transactions in December 2001.

For the year ended December 31, 2002, approximately 92% of revenues relate to commissions earned on transactions with the clearing broker and an insurance company. For the period from inception (March 9, 2000) through December 31, 2001, approximately 85% of revenues relate to commissions earned on transactions with the clearing broker.

# SUPPLEMENTAL SCHEDULES

**COLBY & WHITE, L.P.**
**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER**
**RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2002**

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total partners' capital | | $ 56,488 |
| Deduct partners' capital not allowable for net capital | | - |
| Total partners' capital qualified for net capital | | 56,488 |
| ADD: | | |
| Subordinated borrowings allowable in computation of net capital | | - |
| Other (deductions) or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 56,488 |
| DEDUCTIONS AND/OR CHARGES: | | |
| Non-allowable assets | | |
| Other receivable from clearing organization | 1,379 | |
| Other assets | - | |
| Receivable from affiliates | 1 | 1,380 |
| Net capital before haircuts on securities positions (tentative net capital) | | 55,108 |
| HAIRCUTS ON SECURITIES | | |
| Trading and investment securities | | |
| Other Positions | 403 | 403 |
| NET CAPITAL | | $ 54,705 |
| AGGREGATE INDEBTEDNESS | | |
| Items included in statement of financial condition: | | |
| Payable to clearing organization | | $ 2,476 |
| Other accounts payable and accrued expenses | | 8,898 |
| Total aggregate indebtedness | | $ 11,374 |

# COLBY & WHITE, L.P.
## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2002

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum net capital required | $ | 758 |
| Minimum dollar net capital requirement | $ | 5,000 |
| Net capital requirement (larger of above) | $ | 5,000 |
| Excess net capital | $ | 49,705 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ | 53,568 |
| Percentage aggregate indebtedness to net capital | | 21% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | 0% |

### RECONCILIATION WITH PARTNERSHIP'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001)

| | | |
|---|---|---|
| Net capital as reported in Partnership's Part II (unaudited) FOCUS report | $ | 31,179 |
| Audit adjustment to record accrued payroll taxes | ( | 897) |
| Audit adjustment to record commissions receivable | | 23,283 |
| Audit adjustment to lower expense | | 1,140 |
| Net capital per above | $ | 54,705 |

# COLBY & WHITE, L.P.
## SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2002

No reserve requirement is required since the Company operated as a limited securities broker pursuant to the (k)(2)(ii) exemption under Rule 15c3-3. The conditions of exemption from Rule 15c3-3 were being complied with at December 31, 2002, and during the year then ended.

# COLBY & WHITE, L.P.
## SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2002

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

# COLBY & WHITE, L.P.
## SCHEDULE IV – SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
## DECEMBER 31, 2002

The Company has no segregation requirements or funds in segregation since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3 and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17 A-5

To the Partners
Colby & White, L. P.
Fort Worth, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Colby & White, L. P. (the Partnership), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 7, 2002